FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Launches Sentinel HR

High-Resolution Seismic Streamer

Paris, France – April 4, 2017

CGG announced today that Sercel has launched Sentinel® HR, a high-resolution solid streamer designed to meet the specific imaging needs of shallow-target applications, such as oceanology, civil engineering and reservoir characterization, as well as high-resolution 3D (HR3D) seismic surveys for detailed mapping of geological features.

The latest member of the Sentinel streamer family has been developed with a close channel separation of 3.125 m to achieve reliable and cost-effective high-resolution surveys. Recent enhancements available in Sercel’s new-generation Seal 428 marine seismic recorder allow a higher channel count, enabling up to 6 km of Sentinel HR to be deployed with full data and power redundancy to ensure non-stop acquisition, opening up new possibilities for HR3D survey configurations.

Drawing on the commercial and operational success of the well-established Sentinel solid streamer family, which has over 40,000 streamer sections deployed in the field to date, the Sentinel HR offers unrivalled reliability. Delivering the best signal-to-noise ratio and high-quality pressure measurements from its hydrophone sensors, the Sentinel HR meets the challenges of high-resolution surveys, enabling the detailed imaging of complex subsurface geology.

The new Sentinel HR high-resolution seismic streamer (image courtesy of Sercel).

The Sentinel HR adapts to all types of survey spreads, from comb deployment to larger configurations integrating the Nautilus® steering system. In addition, the Sentinel HR can also provide marine mammal monitoring when combined with QuietSea™, Sercel’s revolutionary Passive Acoustic Monitoring (PAM) system, which is seamlessly integrated into the seismic streamers.

Pascal Rouiller, Sercel CEO, said: “Sercel’s Sentinel HR is a robust new member of our Sentinel product family that will help to achieve a better understanding of subsurface geology for a broad range of industries. Built on field-proven technology recognized by the global seismic industry, the Sentinel HR is a cost-effective and powerful tool for both exploration and field development that will meet the intrinsic requirements of a wide range of specific shallow-target market applications.”

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 4th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO